

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomington, IL 60108

>   **Re:** **PCTEL, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed April 2, 2013**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 30, 2013**
>   **File No. 000-27115**

Dear Mr. Schoen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 5

1. Please revise your Risk Factors section to include a separate risk factor discussing your inability to have a registration statement or post-effective amendment declared effective by the Commission for the remainder of 2013 and the effect such a limitation is expected to have on your liquidity and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. We note your disclosure that your operating loss included a $12.5 million impairment related to the TelWorx acquisition. Please revise your overview to describe the facts and circumstances surrounding your decision to take this impairment, including a brief discussion of your internal investigation related to TelWorx historical financial statements and the impact it may have on your future revenues and operations.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Goodwill, page 46

3. We note that you recorded a $12.5 million goodwill impairment charge related to your acquisition of TelWorx. Tell us in detail what happened between the July 9, 2012 acquisition date and October 31, 2012 that resulted in the significant decline in projected revenue, anticipated margins, and future cash flows of the business that were significantly lower at the annual goodwill test date than at the acquisition date. Tell us how you concluded that the original consideration you paid for the acquisition of TelWorx represented the fair value of the entity at the acquisition date and whether the impairment of goodwill resulted solely from conditions existing subsequent to the acquisition date. In this regard, we note:

- The accounting irregularities you describe in Note 15 on page 80 and in Note 18 on page 81;
- The Amendment to the original Purchase Agreement whereby the TelWorx parties agreed, among other things, to pay you $4.3 million and to forfeit all $1.5 million of the potential contingent consideration earnable under the Original Agreement;
- The Form 8-K/A filed on March 13, 2013 disclosing that the impairment of goodwill is due to the TelWorx Entities' historical earnings misstatements and the resulting revised future cash-flow forecasts used in the Company's annual goodwill impairment test performed in the fourth quarter.

Note 4. Acquisitions, page 51

4. We note that you present pro forma adjustments for TelWorx earnings for prior periods. Please expand your disclosure to describe the procedures you took to get comfortable with the pro forma data in light of the accounting irregularities previously disclosed.

5. Please tell us if you consider the purchase accounting for the TelWorx acquisition complete as of the quarter ended December 31, 2012.

6. Please tell us in more detail of your basis for reallocating $2,781 million of the original purchase price from Customer relationship to goodwill.

Note. 18 Subsequent Events, page 81

TelWorx acquisition, page 81

7. We note that you were seeking full restitution from Tim and Brenda Scronce and other responsible parties for the fraud committed in connection with the TelWorx acquisition. We also note that you have taken a goodwill impairment of $12.5 million related to the acquisition and settled with the Scronces for $4.3 million. Expand your disclosure to clarify why you settled with the Scronces for considerably less than what you paid them in connection with the TelWorx acquisition.

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

8. We refer to your conclusion regarding the effectiveness of your disclosure controls. Please expand your conclusion to address disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Changes in Internal Control Over Financial Reporting, page 84

9. Please provide additional disclosure on your remediation plans including how you will address the specific irregularities disclosed in your Form 8-K/A, Item 8.01, filed March 13, 2013. Please also include a discussion of the estimated timing and related material costs of your remediation efforts.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

2013 Implementation of the Principal Elements of Executive Compensation, page 33

2013 Short Term Incentive Plan, page 33

10. It appears that you have included revenues from TelWorx for 2013 short-term incentive award determinations but not 2012 short-term incentive award determinations in order to eliminate the possibility that revenues attributed to TelWorx could contribute to awards. If true, please discuss the reasons behind including the TelWorx revenues for 2013 determinations in next year's compensation discussion and analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director